May 14, 2021

VIA EDGAR AND Overnight DELIVERY

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, DC 20549

Attention:	Christopher Edwards Deanna Virginio Gary Newberry Kevin Kuhar

Re:	Elevation Oncology, Inc. Draft Registration Statement on Form S-1 Submitted April 9, 2021 CIK No. 0001783032

Ladies and Gentlemen:

On behalf of Elevation Oncology, Inc. (the “Company”), we are concurrently transmitting herewith an updated copy of the Company’s Confidential Draft Registration Statement on Form S-1 (CIK No. 0001783032) (the “Updated Registration Statement”), the initial draft of which was originally confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on April 9, 2021 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 7, 2021 (the “Letter”) with respect to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note statements throughout the prospectus that imply efficacy, such as your statements that NRG1 is "likely to be therapeutically actionable", that seribantumab is a "potent anti-HER monoclonal antibody" and that seribantumab "potently inhibited ligand-dependent activation of HER3." Please revise your disclosure throughout your prospectus to revise these and similar statements to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA. You may provide a summary of the data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

Please also remove statements that you acquire assets that you believe have "best-in-class and/or first-in-class potential" and that seribantumab has "the potential to be a best-in-class approach" as such language suggests that the product candidates are effective and likely to be approved.

U.S. Securities and Exchange Commission

May 14, 2021

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 4, 80, 92, 93, 95, 96 and 107 of the Updated Registration Statement.

2.	We note statements throughout your prospectus that imply you will be able to successfully progress your product candidates to commercialization in a rapid or accelerated manner and/or mitigate risk of unsuccessful clinical trials. As these statements are speculative and suggest that investors are afforded protection from loss, please revise your disclosure here and throughout your prospectus to remove these implications. As a non-exhaustive list of illustrative examples only, we note the following statements:

•	your approach "can allow [you] to reduce the time, costs and risks of clinical development" and "accelerate the drug development process in a rigorously selected patient population."

•	That you are focused on "re-designing the traditional drug development model to enable efficient, accelerated development of targeted therapeutics."

•	that your collaborations with diagnostic providers accelerate enrollment for [your] Phase 2 CRESTONE trial.

•	[y]our clinical development strategy is designed to identify response signals early in development to reduce clinical development risks.

•	[You] designed and operationalized the Phase 2 CRESTONE trial to proactively address risks and inefficiencies of clinical development.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 2, 4, 80, 92, 93, 96, 100 and 101 of the Updated Registration Statement.

3.	We note your disclosure here and elsewhere in the prospectus regarding the "observed safety profile" of seribantumab in humans. Since this disclosure may imply that your product candidate is safe, and safety determinations are solely within the authority of the FDA and comparable regulatory bodies, please revise your disclosure to remove this implication.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 92 and 108 of the Updated Registration Statement.

4.	We note your disclosure on page 2 that you designed CRESTONE as a tumor-agnostic trial with registrational intent. Please revise to clarify what you mean by the term "registrational intent." Please revise to disclose whether you have received any indication from the FDA that your Phase 2 clinical trail will be treated as a registrational clinical trial such that a Phase 3 trial will not be required.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 3, 92, 93, 112 and 114 of the Updated Registration Statement.

U.S. Securities and Exchange Commission

May 14, 2021

Our lead program: NRG1 fusions, page 3

5.	We note your disclosure that results from your CRESTONE trial may provide support for the accelerated approval of seribantumab for patients with advanced solid tumors harboring an NRG1fusion, subject to discussions with the FDA. Please also include balancing disclosure that you will still be required to conduct post confirmatory trials to confirm the anticipated clinical benefit of your product candidate and that the accelerated approval process may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that it will receive marketing approval.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 3, 80 and 93 - 94 of the Updated Registration Statement.

6.	We note your disclosure that the majority of adverse events observed with seribantumab monotherapy were transient and mild to moderate in severity. Please balance your discussion and include disclosure regarding any serious adverse events that were observed that were either related or possibly related to treatment.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 93 and 109 of the Updated Registration Statement.

Our team and investors, page 3

7.	Please limit the disclosure identifying your investors to investors identified in your Principal Stockholder table.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 4 and 94 of the Updated Registration Statement.

The exclusive forum provision in our organizational documents may limit a stockholder’s ability to bring a claim, page 65

8.	Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 67 of the Updated Registration Statement.

U.S. Securities and Exchange Commission

May 14, 2021

Determination of the fair value of common stock, page 88

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Our strategy, page 94

10.	Please disclose the number of patients enrolled in the CRESTONE trial to date.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 95 of the Updated Registration Statement.

Genomic alterations fall on a spectrum of oncogenic potential, page 97

11.	Please revise your disclosure, including in the graphic on page 98, to remove the implication that your product candidate will follow similar clinical development and regulatory approval timelines as FGFR and MET inhibitors. Please also provide the basis for your statements that such inhibitors received "rapid" FDA approvals.

The Company respectfully acknowledges the Staff’s comment and has removed the graphic that was on page 98 and revised its disclosure on pages 98 and 99 of the Updated Registration Statement.

Previous sponsor’s Phase 1 monotherapy trial NCT00734305 (safety and pharmacokinetics, page 107

12.	We note your disclosure regarding TEAEs observed in more than ten percent of patients at the dose expansion phases and highest tested dose. Please expand the discussion here to discuss all serious adverse events related, or possibly related, to treatment. Please include the nature of each such event and the number of patients that experienced it.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 103 and 109 of the Updated Registration Statement.

Our preclinical characterization, page 109

13.	Please remove statements here and on page 111 that the "biologically effective dose" was determined, as determinations of efficacy are solely within the authority of the FDA.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 110, 111 and 112 of the Updated Registration Statement.

U.S. Securities and Exchange Commission

May 14, 2021

Dyax, page 116

14.	We note your disclosure that in order to clinically develop or commercialize seribantumab, the previous sponsor obtained an additional product license from Dyax, that you acquired as part of the previous sponsor purchase. Please revise your disclosure to describe the nature and scope of the license acquired.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 117 of the Updated Registration Statement to clarify that the referenced additional product license was acquired as part of the assumed Dyax collaboration agreement.

General

15.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420.

U.S. Securities and Exchange Commission

May 14, 2021

Sincerely,

Fenwick & West LLP

/s/ Julia Forbess

Julia Forbess
Partner

cc:	Shawn Leland, Pharm.D., R.Ph., Chief Executive Officer

Elevation Oncology, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP